Pricing Term Sheet	Issuer Free Writing Prospectus
Dated January 26, 2015	Filed Pursuant to Rule 433

Registration Statement No. 333-200374

Supplementing the Preliminary

Prospectus Supplement dated January 26, 2015

(To the Prospectus dated December 11, 2014)

$1,000,000,000

$250,000,000 Floating Rate Senior Notes due 2020

$750,000,000 2.700% Senior Notes due 2020

The information in this pricing term sheet relates to the offering (the “Offering”) of Floating Rate Senior Notes due 2020 and 2.700% Senior Notes due 2020 of SYNCHRONY FINANCIAL (the “Issuer”), and should be read together with the preliminary prospectus supplement dated January 26, 2015 relating to the Offering, and the accompanying prospectus dated December 11, 2014 included in the Issuer’s Registration Statement on Form S-3 (File No. 333-200374) (as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”).

The information in this pricing term sheet supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus.

Issuer:	SYNCHRONY FINANCIAL

Expected Ratings (Outlook)*:	BBB- (Stable) / BBB- (Stable) (S&P / Fitch)

Ranking:	Senior unsecured

Net Proceeds to Issuer:	The Issuer estimates that the net proceeds from the sale of the notes in the Offering will be $992,932,500, after deducting underwriting discounts and commissions and estimated offering expenses. The Issuer intends to use the net proceeds from the Offering (or equivalent cash amounts) to prepay outstanding principal amounts under the GECC Term Loan Facility and/or the Bank Term Loan Facility, in each case pursuant to the terms thereunder. Pending such use, the Issuer may use the net proceeds of the Offering to invest in liquid assets to further increase the size of its liquidity portfolio or for such additional uses as the Issuer may determine. In the capitalization table on page S-16 of the Preliminary Prospectus, the aggregate amount of related party and third party debt will be reduced accordingly.

Terms Applicable to the Floating Rate Senior Notes due 2020

Title of Securities:	Floating Rate Senior Notes due 2020 (the “Floating Rate Notes”)

Maturity Date:	February 3, 2020

Principal Amount:	$250,000,000

Price to Public:	100%

Net Proceeds to Issuer (before estimated offering expenses):	$248,750,000

Interest Rate:	Interest on the Floating Rate Notes will accrue at a rate of three-month LIBOR, reset on a quarterly basis, plus 1.23% per year.

Day Count:	Actual / 360

Business Day Convention:	New York and London

Interest Payment Dates:	Interest on the Floating Rate Notes will be payable quarterly in arrears on February 3, May 3, August 3 and November 3 of each year, beginning on May 3, 2015.

Interest Reset Dates:	The interest rate on the Floating Rate Notes will be reset quarterly on February 3, May 3, August 3 and November 3 of each year, beginning on May 3, 2015.

Interest Rate Periods:	The initial interest reset period will be the period from, and including, the original issue date to, but excluding, the initial interest reset date. Thereafter, each interest reset period will be the period from, and including, an interest reset date to, but excluding, the immediately succeeding interest reset date; provided that the final interest reset period will be the period from, and including, the interest reset date immediately preceding the maturity date of the Floating Rate Notes to, but excluding, the maturity date.

Interest Determination Dates:	The interest determination date will be the second London business day immediately preceding either (i) the original issue date, in the case of the initial interest reset period, or (ii) the applicable interest reset date, in the case of each other interest reset period.

Optional Redemption:	The Floating Rate Notes are not redeemable prior to maturity.

CUSIP / ISIN:	87165B AF0 / US87165BAF04

Terms Applicable to the 2.700% Senior Notes due 2020

Title of Securities:	2.700% Senior Notes due 2020 (the “2020 Notes” and, together with the Floating Rate Notes, the “Notes”)

Maturity Date:	February 3, 2020

Principal Amount:	$750,000,000

Price to Public:	99.791%

Net Proceeds to Issuer (before estimated offering expenses):	$744,682,500

Treasury Benchmark:	1.625% due December 31, 2019

Treasury Price:	101-10+

Treasury Yield:	1.345%

Spread to Treasury Benchmark:	140 basis points

Yield to Maturity:	2.745%

Interest Rate:	2.700%

Day Count Convention:	30/360, Following Unadjusted

Business Day Convention:	New York

Interest Payment Dates:	Interest on the 2020 Notes will be payable semi-annually in arrears on February 3 and August 3 of each year, beginning on August 3, 2015.

Optional Redemption:

Make-whole redemption at a discount rate equal to the applicable Treasury Rate (as defined in the Preliminary Prospectus), plus 25 basis points.

At any time and from time to time on or after January 3, 2020, the Issuer may redeem the 2020 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2020 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date of the 2020 Notes to be redeemed.

CUSIP / ISIN:	87165B AE3 / US87165BAE39

Terms Applicable to Each Series of Notes

Format:	SEC Registered

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Method of Settlement:	DTC

Trade Date:	January 26, 2015

Settlement Date:

February 2, 2015 (T+5)

The Issuer expects that delivery of the Notes will be made to investors on or about February 2, 2015, which will be the 5th business day following the date of pricing of the Notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing or the next succeeding business day should consult their advisors.

Joint Book-Running Managers:	J.P. Morgan Securities LLC, Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Mizuho Securities USA Inc.

Co-Managers:	Blaylock Beal Van, LLC, CastleOak Securities, L.P., Lebenthal & Co. LLC, Mischler Financial Group, Inc., Samuel A. Ramirez & Company, Inc. and The Williams Capital Group, L.P.

Additional Modifications to the Preliminary Prospectus

In addition to the pricing information above, the Preliminary Prospectus will be updated to include the following changes relating to the Floating Rate Notes, and other corresponding changes will be deemed to be made where applicable throughout the Preliminary Prospectus.

Under the caption “Risk Factors—Risks Relating to This Offering” in the Preliminary Prospectus Supplement, the following risk factor will be added:

It is unclear how increased regulatory oversight and changes in the method for determining LIBOR may affect the value of the floating rate notes and other financial obligations held or issued by us that are linked to LIBOR, or how such changes could affect our results of operations or financial condition.

As a result of concerns about the accuracy of the calculation of LIBOR, a number of British Bankers’ Association (“BBA”) member banks entered into settlements with certain regulators and law enforcement agencies with respect to the alleged manipulation of LIBOR, and there are ongoing investigations by regulators and governmental authorities in various jurisdictions. Following a review of LIBOR conducted at the request of the U.K. government, recommendations for reforming the setting and governing of LIBOR were released on September 28, 2012 (the “Wheatley Review”). The Wheatley Review made a number of recommendations for changes with respect to LIBOR, including the introduction of statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the BBA to an independent administrator, changes to the method of the compilation of lending rates and new regulatory oversight and enforcement mechanisms for rate-setting and a reduction in the number of currencies and tenors for which LIBOR is published. Based on the Wheatley Review and on a subsequent public and governmental consultation process, the U.K. Financial Services Authority published final rules for the U.K. Financial Conduct Authority’s regulation and supervision of LIBOR on March 25, 2013 (the “FCA Rules”). In particular, the FCA Rules include requirements that: (i) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior and (ii) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. The FCA Rules took effect on April 2, 2013. Effective early in 2014, ICE Benchmark Administration Ltd. was appointed as the independent LIBOR administrator.

It is uncertain what additional regulatory changes or what changes, if any, in the method of determining LIBOR may be required or made by the U.K. government or other governmental or regulatory authorities. Accordingly, it is not certain whether or to what extent any such changes could have an adverse impact on the value of the floating rate notes, any other LIBOR-linked notes issued by us, or any loans and other financial obligations or extensions of credit for which we are an obligor. It is also not certain whether or to what extent any such changes would have an adverse impact on the value of any LIBOR-linked securities, loans, derivatives and other financial obligations or extensions of credit held by or due to us or on our results of operations or financial condition.

Under the caption “Description of Notes—General” in the Preliminary Prospectus Supplement, the definition of “business day” will be replaced with the following:

When we use the term “business day,” we mean any calendar day that is not a Saturday, Sunday or a day on which commercial banking institutions are not required to be open for business in The City of New York, New York; provided that, with respect to determinations for the floating rate notes, such day is also a London business day. “London business day” means any calendar day on which commercial banks are open for dealings in deposits in U.S. dollars in the London interbank market.

Under the caption “Description of the Notes—Interest” in the Preliminary Prospectus Supplement, the following terms relating to the Floating Rate Notes will be added:

Floating Rate Notes

Interest on the floating rate notes will accrue from February 2, 2015 and is payable quarterly in arrears on February 3, May 3, August 3 and November 3 of each year, beginning on May 3, 2015 (each, an “interest payment date”) to the persons in whose names the floating rate notes are registered at the close of business on the January 19, April 18, July 19 or October 19 (whether or not a business day), respectively, immediately prior to each interest payment date; provided that the interest due at maturity (whether or not an interest payment date) will be paid to the person to whom principal is payable. Interest shall be calculated on the basis of the actual number of days in the period divided by 360.

The interest rate on the floating rate notes will be reset quarterly on February 3, May 3, August 3 and November 3 of each year, commencing May 3, 2015 (each, an “interest reset date”), and the floating rate notes will bear interest at an annual rate equal to three-month LIBOR (as determined below) for the applicable interest reset period (as defined below), plus 1.23% per year. The interest rate for the initial interest reset period will be three-month LIBOR, determined as of the interest determination date (as defined below) prior to the original issue date, plus 1.23% per year. The “initial interest reset period” will be the period from, and including, the original issue date to, but excluding, the initial interest reset date. Thereafter, each “interest reset period” will be the period from, and including, an interest reset date to, but excluding, the immediately succeeding interest reset date; provided that the final interest reset period for the floating rate notes will be the period from, and including, the interest reset date immediately preceding the maturity date of the floating rate notes to, but excluding, the maturity date. The “interest determination date” will be the second London business day immediately preceding either (i) the original issue date, in the case of the initial interest reset period, or (ii) the applicable interest reset date, in the case of each other interest reset period.

Interest payable on the floating rate notes on any interest payment date or the maturity date shall be the amount of interest accrued from, and including, the immediately preceding interest payment date in respect of which interest has been paid or duly provided for (or from, and including, the original issue date, if no interest has been paid or duly provided for with respect to the floating rate notes) to, but excluding, the interest payment date or maturity date, as the case may be. If any interest reset date or interest payment date for the floating rate notes (other than the maturity date) would otherwise be a day that is not a business day, such interest reset date or interest payment date, as the case may be, will be postponed to the next succeeding day that is a business day and interest on the floating rate notes will continue to accrue on the payment so deferred, except that if that business day is in the next succeeding calendar month, the interest reset date or interest payment date, as the case may be, shall be the immediately preceding business day. If the maturity date for any floating rate note falls on a date that is not a business day, the related payments of principal and interest will be made on the next succeeding business day, and no additional interest will accumulate on the amount payable for the period from and after the maturity date.

The Bank of New York Mellon, or its successor appointed by us, will act as calculation agent. Three-month LIBOR will be determined by the calculation agent as of the applicable interest determination date in accordance with the following provisions:

•	Three-month LIBOR will be the rate for deposits in U.S. dollars having a three-month maturity, commencing on the original issue date or the related interest reset day, as applicable, immediately following such interest determination date, which appears on the Reuters LIBOR01 Page (as defined below) as of approximately 11:00 a.m., London time, on such interest determination date. “Reuters LIBOR01 Page” means the display designated as page “LIBOR01” on the Reuters 3000 Xtra (or such other page as may replace the LIBOR01 page on that service, any successor service or such other service as may be nominated as the information vendor for the purpose of displaying rates or prices comparable to the London Interbank Offered Rate for U.S. dollar deposits). If no rate appears on the Reuters LIBOR01 Page as of approximately 11:00 a.m., London time, on an interest determination date, three-month LIBOR for such interest determination date will be determined in accordance with the provisions of the next succeeding bullet point.

•

With respect to an interest determination date on which no rate appears on the Reuters LIBOR01 Page as of approximately 11:00 a.m., London time, on such interest determination date, the calculation agent shall request the principal London offices of each of four major reference banks (which may include affiliates of the underwriters) in the London interbank market selected by us to provide the calculation agent with a quotation of the rate at which deposits of U.S. dollars having a three-month maturity, commencing on the original issue date or the related interest reset day, as applicable, immediately following such interest determination date, are offered by it to prime banks in the London interbank market as of approximately 11:00 a.m., London time, on such interest determination date in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time. If at least two such quotations are provided, three-month LIBOR for such interest determination date will be the arithmetic mean of such quotations as calculated by the calculation agent. If fewer than two quotations are provided, three-month LIBOR for such interest determination date will be the arithmetic mean of the rates quoted as of approximately 11:00 a.m., New York City time, on such interest determination date by three major banks (which may include affiliates of the underwriters) selected by us for loans in U.S. dollars to leading European banks having a three-month maturity commencing on the original issue date or the related interest reset day, as applicable, immediately following such interest determination date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected by us are not quoting such rates as set forth in this sentence, three-month LIBOR for such interest determination date will be three-month LIBOR determined with respect to the immediately preceding interest determination date.

All percentages resulting from any calculation of any interest rate for the floating rate notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward and all dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward.

Promptly upon such determination, the calculation agent will notify us and the trustee (if the calculation agent is not the trustee) of the interest rate for the new interest reset period. Upon request of a holder of floating rate notes, the calculation agent will provide to such holder the interest rate in effect on the date of such request and, if determined, the interest rate for the next interest reset period.

All calculations made by the calculation agent for the purposes of calculating interest on the floating rate notes shall be conclusive and binding on the holders and us, absent manifest error.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

SYNCHRONY FINANCIAL (the “issuer”) has filed a registration statement (including a prospectus) and a preliminary prospectus supplement dated January 26, 2015 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement related to the offering and the accompanying prospectus may be obtained from: J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York, 10179, Attention: Investment Grade Syndicate Desk, 3rd Floor, telephone collect at 1-212-834-4533; Barclays Capital Inc., 745 Seventh Avenue, New York, New York 10019, Attention: Syndicate Registration, telephone collect at 1-888-603-5847; Credit Suisse Securities (USA) LLC, One Madison Avenue, New York, New York 10010, Attention: Prospectus Department, telephone collect at 1-800-221-1037; and Mizuho Securities USA Inc., 320 Park Avenue, 12th Floor, New York, New York 10022, Attention: Debt Capital Markets Desk, telephone collect at 1-866-271-7403.

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